ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-125593
March 16, 2006

                STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

         The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing trust and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at
www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

         This free writing prospectus does not contain all information that is required to be included in the base prospectus and the prospectus supplement.

                             ----------------------

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                          $2,512,732,000 (APPROXIMATE)
                     MORGAN STANLEY CAPITAL I TRUST 2006-HQ8
                                as Issuing Entity
                          MORGAN STANLEY CAPITAL I INC.
                                  as Depositor
                      MORGAN STANLEY MORTGAGE CAPITAL INC.
                        LASALLE BANK NATIONAL ASSOCIATION
                      as Sponsors and Mortgage Loan Sellers

         COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2006-HQ8

         This free writing prospectus relates to Morgan Stanley Capital I Inc.'s offering of selected classes of its Series 2006-HQ8 Commercial Mortgage
Pass-Through Certificates and clarifies, updates or adds the following information as it relates to the related free writing prospectus, dated March 7,
2006:

o    The mortgage loan information has been updated on page S-140 to reflect the fact that six (6) of the mortgage loans, representing 13.4% of the Initial
     Pool Balance (which include four (4) mortgage loans in Loan Group 1, representing 15.4% of the Initial Loan Group 1 Balance, and two (2)
     mortgage loans in Loan Group 2, representing 4.7% of the initial outstanding Loan Group 2 Balance), currently have additional financing in place that is secured by the mortgaged property or properties related to such mortgage loan.

o    With respect to Mortgage Loan No. 101, the Sparling Technology Center
     mortgage loan, and Mortgage Loan No. 265, the Phoenix Center mortgage loan, the "Administrative Cost Rate" set forth in Appendix II have been revised from 7.084 and 9.084 to 8.084 and 8.084, respectively.

o    The mortgage loan information has been updated to reflect the fact that sixty (60) of the mortgage loans, representing 46.8% of the initial outstanding pool balance, generally provide that rents, credit card receipts, accounts receivables payments and other income derived from the related mortgaged properties will be subject to a cash management/lockbox arrangement.

o    The section entitled "Transaction Parties-The Special Servicer" has been replaced in its entirety with the following:

         J.E. Robert Company, Inc. ("JER"), a Virginia corporation, will be appointed as the special servicer of all of the mortgage loans, and as such, will be responsible for servicing the Specially Serviced Mortgage Loans and REO
Properties. JER Investors Trust Inc., an affiliate of JER, is anticipated to be the operating advisor and the purchaser of certain of the non-offered certificates with respect to the transaction described in this prospectus supplement. The principal offices of JER are located at 1650 Tysons Boulevard,
Suite 1600, McLean, Virginia, and its telephone number is 703-714-8000.

         JER, through its subsidiaries, affiliates and joint ventures is involved in the real estate investment, finance and management business and engages principally in:

               o    Acquiring, developing, repositioning, managing and selling commercial and multifamily real estate properties;

               o    Equity and debt investments in, and recapitalizations of,
                    operating companies with significant real estate assets;

               o    Investing in high-yielding real estate loans; and

               o    Investing in, and managing as special servicer, unrated,
                    non-investment grade and investment grade securities issued pursuant to commercial mortgage loan securitization
                    transactions.

         In the ordinary course of business for JER and its affiliates, the assets of JER and its affiliates may, depending upon the particular circumstances, including the nature and location of such assets, compete with the mortgaged real properties securing the underlying mortgage loans for, among other things, tenants, purchasers and financing.

         JER has substantial experience in working out mortgage loans and have been engaged in investing and managing commercial real estate assets since 1981 and servicing commercial mortgage loan securitization assets since 1992. JER has a special servicer rating of "CSS1" from Fitch. JER is also on S&P's Select
Servicer list as a U.S. Commercial Mortgage Special Servicer and is ranked
"STRONG" by S&P. The ratings of JER as a special servicer are based on an examination of many factors, including its financial condition, management team, organizational structure and operating history.

         The number of commercial mortgage loan securitizations serviced by JER has increased from 10 as of December 31, 2003 to 17 as of December 31, 2005. JER
acted as special servicer with respect to: (a) 10 commercial mortgage loan securitizations containing over 250 mortgage loans as of December 31, 2003, with an aggregate outstanding principal balance in excess of $1.6 billion; (b) 13 commercial mortgage loan securitizations containing over 550 mortgage loans as of December 31, 2004, with an aggregate outstanding principal balance in excess of $5.0 billion; and (c) 17 commercial mortgage loan securitizations containing over 1,800 mortgage loans as of December 31, 2005, with an aggregate outstanding principal balance in excess of $21.7 billion.

         Since its inception in 1981 and through December 31, 2005, JER as special servicer has resolved over 1,780 mortgage loans, with an aggregate principal balance of over $2.0 billion. Over the past three years, from 2003 through 2005, JER in its capacity as special servicer has resolved over $475 million of U.S. commercial and multifamily mortgage loans. As of December 31,
2005, JER was administering approximately 15 assets as special servicer with an outstanding principal balance of approximately $125 million. Those commercial real estate assets include mortgage loans secured by the same type of income producing properties as those securing the Mortgage Loans backing the certificates.

         All of the specially serviced commercial mortgage loans are serviced in accordance with the applicable procedures set forth in the related pooling and servicing agreement that governs those assets. Certain of the duties of the special servicer and the provisions of the Pooling and Servicing Agreement regarding the special servicer, including without limitation information regarding the rights and obligations of the special servicer with respect to delinquencies, losses, bankruptcies and recoveries and the ability of the special servicer to waive or modify the terms of the mortgage loans are set forth in this prospectus supplement under "Servicing of the Mortgage
Loans--Mortgage Loan Modifications," "--Sale of Defaulted Mortgage Loans" and
"--Foreclosures." Certain terms of the Pooling and Servicing Agreement regarding the special servicer's removal, replacement, resignation or transfer are described in this prospectus supplement under "--Termination of Special
Servicer." Certain limitations on the special servicer's liability under the
Pooling and Servicing Agreement are described in this prospectus supplement under "Servicing of the Mortgage Loans--General". JER will service the specially serviced Mortgage Loans in this transaction in accordance with the procedures set forth in the Pooling and Servicing Agreement, in accordance with the mortgage loan documents and applicable laws, and in each case, subject to the
Servicing Standard. JER is not aware of any unique factors involved in servicing the Mortgage Loans in this transaction.

         JER has developed policies, procedures and processes regarding its special servicing obligations in respect of commercial mortgage loans and the underlying real properties, including managing delinquent loans and loans subject to the bankruptcy of the borrower. These policies, procedures and processes require that all actions taken by JER as special servicer comply with the requirements of the applicable pooling and servicing agreements. During the past three years, there have been no material changes to JER's special servicing policies, procedures and processes. Included in these policies, procedures and processes is the requirement that the special servicer shall segregate and hold all funds collected and received in connection with the operation of each REO
Property separate and apart from its own funds and general assets and shall establish and maintain with respect to each REO Property one or more accounts held in trust for the benefit of the Certificateholders (and the holder of the related B Note if in connection with an A/B Mortgage Loan). In accordance with the terms of the Pooling and Servicing Agreement this account or accounts shall be an Eligible Account. The funds in this account or accounts will not be commingled with the funds of the special servicer, or the funds of any of the special servicer's other serviced assets that are not serviced pursuant to the
Pooling and Servicing Agreement.

         JER occasionally engages consultants to perform property inspections and to provide surveillance on a property and its local market; it currently does not have any plans to engage sub-servicers to perform on its behalf any of its duties with respect to this transaction.

         JER does not believe that its financial condition will have any adverse effect on the performance of its duties under the Pooling and Servicing
Agreement and, accordingly, will not have any material impact on the Mortgage
Pool performance or the performance of the certificates. JER does not have any advancing obligations for principal and interest with respect to the commercial mortgage loan securitizations as to which it acts as special servicer. JER is permitted to make servicing advances with respect to the mortgage loans as to which it acts as special servicer, at its option and in accordance with the terms of the applicable pooling and servicing agreements. JER has made all advances required to be made on commercial mortgage loans serviced by it during the past three years and during the same period has not defaulted in respect of any such advance obligations.

         JER will not have any primary custodial responsibility for original documents evidencing the underlying Mortgage Loans. Under very limited circumstances set forth in the Pooling and Servicing Agreement, JER may have physical custody of certain documents such as promissory notes as necessary for enforcement actions or sale transactions involving particular Mortgage Loans or
REO Property. To the extent that JER has custody of any such documents, such documents will be maintained in a manner consistent with the Servicing Standard and JER's policies, procedures and processes.

         From time-to-time, JER may become a party to lawsuits and other legal proceedings arising in the ordinary course of business. JER does not believe that any such lawsuits or legal proceedings would, individually or in aggregate, have a material adverse effect on its business or its ability to serve as special servicer in this or any other transactions. There are currently no legal proceedings pending and no legal proceedings known to be contemplated by governmental authorities, against JER, or of which any of its property is the subject, that is material to the Certificateholders.

         JER is not an affiliate of the Depositor, the Sponsors, the Trust Fund, the Master Servicer, the Trustee or any Originator or Loan Seller of any
underlying Mortgage Loans identified in this prospectus supplement. There are no specific relationships involving or relating to this transaction or the securitized Mortgage Loans between JER, on the one hand, and the Depositor, the
Sponsors or the Trust Fund, on the other hand. In addition, there are no business relationships, agreements, arrangements, transactions or understandings that would have been entered into outside the ordinary course of business or on terms other than would be obtained in an arm's length transaction with an unrelated third party, apart from this transaction, between JER, on the one hand, and the Depositor, the sponsors or the trust, on the other hand, that currently exist or that existed during the past two years.

         No securitization transaction involving commercial or multifamily mortgage loans in which JER was acting as special servicer has experienced an event of default as a result of any action on inaction performed by JER as special servicer. In addition, there has been no previous disclosure of material non-compliance with servicing criteria by JER with respect to any other securitization transaction involving commercial or multifamily mortgage loans in which JER was acting as special servicer.

         The information set forth in this prospectus supplement concerning the special servicer has been provided by it.